UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 13, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders ofBANCO BILBAO VIZCAYA ARGENTARIA, S.A.,Held on
13 March 2009RESOLUTION PASSED

First resolution.-

1.- To approve, in accordance with the terms of the legal documentation, the financial statements and management report of Banco Bilbao Vizcaya Argentaria,
S.A. corresponding to the year ending 31st December 2008, as well as the annual financial statements and management report of its consolidated Group corresponding to the same financial year.

2.- To approve the proposed application of earnings of Banco Bilbao Vizcaya
Argentaria, S.A. corresponding to 2008, to the sum of €2,835,167,855.16 (two billion, eight-hundred-and-thirty-five million, one-hundred-and-sixty-seven thousand, eight hundred and fifty-five euros sixteen cents), distributed in the following manner:

2.1 The sum of €1,877,732,529.63 (one billion, eight-hundred-and-seventy-seven million, seven-hundred-and-thirty-two thousand, five hundred and twenty-nine euros, sixty-three cents) will be earmarked for dividend pay-out.

This sum for dividend pay-out has already been distributed as the first, second and third interim dividends against 2008 accounts, such that the resolutions adopted by the Bank's board of directors under which said interim amounts were paid out on 24th June, 24th September and 22nd December are hereby ratified.

2.2  The rest of the Banco Bilbao Vizcaya Argentaria, S.A. 2008 earnings, ie, the sum of €957,435,325.53 (nine-hundred-and-fifty-seven million, four-hundred-and-thirty-five thousand, three hundred and twenty-five euros, fifty-three cents) will be allocated to the entity's voluntary reserves.

3.- To approve the management of the board of directors of the Banco Bilbao
Vizcaya Argentaria, S.A. in 2008.

4.- To empower the chairman, Mr Francisco González Rodríguez, the company secretary, Mr José Maldonado Ramos, and the company deputy-secretary, Mr Domingo
Armengol Calvo, severally, to deposit the financial statements, management reports and auditors' reports for the Bank and its consolidated Group, and to issue the certificated referred to in articles 218 of the Companies Act and 366 of the Company Registry regulations.

Second resolution.-

2.1.- To include a new article 53.b in the Banco Bilbao Vizcaya Argentaria, S.A.
bylaws, which will read as follows:

“Article 53.b

The AGM may resolve the distribution of dividends (either charged against the year's earnings or against unrestricted reserves) and/or of the share premium, in kind, provided that the goods or securities being distributed are standardised and sufficiently liquid or susceptible to liquidation. Such condition will be presumed met when securities are listed or are going to be listed for trading on a regulated market.

The regulation in the previous paragraph will also be applicable to the return of contributions in the event of a reduction in share capital."

This amendment to the bylaws must first obtain any authorisation that may be demandable under prevailing laws and/or regulations. The board of directors is expressly delegated the broadest most efficient powers possible at law to obtain said authorisations and/or any others that may be required to implement and effect the preceding resolutions. Said powers may be passed on totally or in part to the Executive committee and/or any of the directors.

2.2.- To approve a shareholder remuneration to supplement the 2008 dividend consisting in the pay-out in kind of part of the share premium reserve, by delivering Banco Bilbao Vizcaya Argentaria, S.A. shareholders treasury-stock shares representing the Company's share capital, in the proportion of one (1)
share for each sixty-two shares in circulation.

The maximum number of shares deliverable will, therefore, be sixty million, four-hundred-and-fifty-one thousand, one hundred and fifteen (60,451,115) shares from the Banco Bilbao Vizcaya Argentaria, S.A. treasury stock.

The transaction will charge against the share premium account a sum equivalent to the result of valuing each deliverable share at the average weighted price of the Banco Bilbao Vizcaya Argentaria, S.A. share on the continuous market in
Spain (Sistema de Interconexión Bursátil Español) on the trading day immediately prior to holding the Annual General Meeting of shareholders that approves this resolution (the "Benchmark Value"). The maximum price will be such that the charge against the share premium account cannot exceed the total balance on said account.

The right to receive this payout in kind, as agreed, will accrue in favour of those who, when the markets close on 9th April 2009, (the “Date of
Determination"), appear as holders of Banco Bilbao Vizcaya Argentaria, S.A.
shares on the accounting records of the participating entities of IBERCLEAR
(Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de
Valores, S.A.). The shares will be delivered as of 20th April 2009, through the systems and mechanisms established by IBERCLEAR.

The Company, acting as agent bank for these purposes, will coordinate and take the necessary and simply advisable measures and transactions with IBERCLEAR and its participating entities to instrument this pay-out in kind under the terms and conditions established herein and those that the Banco Bilbao Vizcaya
Argentaria, S.A. board of directors may resolve, where applicable.

Additionally, it is hereby resolved to establish the mechanism to facilitate the payout to those shareholders that, on the Determination Date, own a number of shares surpassing a multiple of sixty-two or that does not reach said figure of sixty-two (the shares that, in the first case, constitute the excess or, in the second, constitute the shortfall, will be called the "Remainder"):

(i) As of 20th April 2009 Banco Bilbao Vizcaya Argentaria, S.A., through
IBERCLEAR and its participating entities, will deliver to shareholders that are duly legitimated the full number of shares due by virtue of the exact swap ratio of one (1) share for each sixty-two (62) shares that they own.

(ii) Given that, by applying the aforementioned swap ratio to the Remainders would mean that shareholders would be entitled not to an entire Banco Bilbao
Vizcaya Argentaria, S.A. share but the equivalent of a fraction thereof (the result of dividing the Surplus by sixty-two, hereinafter the "Fraction"), a system will be established for "Fraction" settlement. It is understood that all
Banco Bilbao Vizcaya Argentaria, S.A. shareholders will be included in this settlement without needing to issue express instructions. Said system will mean settling the Fractions by paying out a cash sum equivalent to the Fraction value.

(iii) To such end, the value of the Fractions will be determined as a function of the Benchmark Value, such that the amount payable for each Fraction will be the result of multiplying said Benchmark Value by the Fraction, rounding the result to the closest euro-cent.

Banco Bilbao Vizcaya Argentaria, S.A. will publicly disclose said Benchmark
Value by filing a relevant event.

All amounts referred to above are gross, such that all withholdings and interim payments payable by law shall be to each shareholder’s account. Likewise, any fees or expenses that this distribution could incur for the IBERCLEAR participating entities or the depositary entities, under prevailing legislation, will be payable by the shareholders. Nonetheless, Banco Bilbao Vizcaya
Argentaria, S.A. will not charge any fee to shareholders whose shares are deposited in BBVA Group and are beneficiaries of this transaction.

All powers necessary to implement this resolution are conferred on the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent or any other person to whom the board of directors may grant direct proxy for such purpose. These powers include the development of the procedure established, and the powers needed or advisable to carry out any arrangements and proceedings that may be required for the success of the transaction.

Third resolution.-

1.- To approve the merger plan subscribed by the directors of Banco Bilbao
Vizcaya Argentaria, S.A., 27th January 2009, and by the directors of the companies, Banco de Crédito Local de España, S.A. (Unipersonal) and BBVA
Factoring E.F.C., S.A. (Unipersonal), 26th January 2009, deposited in the
Companies Registries of Vizcaya, Madrid and Barcelona.

2.- To approve as merger balance sheet of Banco Bilbao Vizcaya Argentaria, S.A.
its balance sheet closed as of 31st December 2008, filed by the Company's board of directors, duly verified by the auditor of accounts and approved by this AGM under its agenda item one.

3.- Consequently, to approve the merger plan for absorption of Banco de Crédito
Local de España, S.A. (Unipersonal) and BBVA Factoring E.F.C., S.A.
(Unipersonal) by  Banco Bilbao Vizcaya Argentaria, S.A., winding up but not liquidating the first two companies and making a block transfer under universal succession of their assets to Banco Bilbao Vizcaya Argentaria, S.A. All the rights and obligations of the wound-up companies, in general and without any reservation or limitation, will be subrogated to the absorbing company in compliance with the Companies Act.

The merger is expressly conditional on obtaining due authorisation from the
Ministry of Finance pursuant to article 45.c) of the Banking Act, 31st December
1946, and other concordant legislation.

The absorbed companies are fully and directly owned by Banco Bilbao Vizcaya
Argentaria, S.A. Consequently, pursuant to article 250 of the Companies Act, the merger, as envisaged in the merger plan, will not entail any increase in the capital of the absorbing company, nor is any kind of swap of shares and securities planned. Likewise, it will not be necessary for independent experts or directors to draw up any reports on the merger plan.

This plan for a merger by absorption is approved on the basis of the merger plan, and the following statement is made pursuant to article 228 of the
Companies Registry regulations:

A.- Identity of the companies participating

As absorbing company:

- Banco Bilbao Vizcaya Argentaria, S.A.,  Spanish company, with head office registered in Bilbao at 4 Plaza de San Nicolás, with tax identification number
A-48265169 and filed at the Vizcaya Companies Registry under Tome 2083, Folio 1, sheet number BI-17 A.

As absorbed companies:

- Banco de Crédito Local de España, S.A. (Unipersonal) Spanish company, with head office registered in Madrid at 4 Plaza de Santa Bárbara, with tax identification number A-28000719 and filed at the Madrid Companies Registry under Tome 2083, Section 8, Folio 1, sheet number M-25096.

Banco de Crédito Local de España, S.A.  (Unipersonal) is directly 100% owned by
Banco Bilbao Vizcaya Argentaria, S.A.

- BBVA FACTORING E.F.C.,  S.A. (Unipersonal) Spanish company, with registered offices in Barcelona at 25 Paseo de Gracia, with tax identification number
A-48055180 and filed at the Barcelona Companies Registry under Tome 33645, Folio
128, Section 8, sheet number B-232894.

BBVA FACTORING E.F.C., S.A. (Unipersonal) is directly 100% owned by Banco Bilbao
Vizcaya Argentaria, S.A.

B. Conversion rate and share conversion procedure. Other mentions.

Pursuant to article 250.1 of the Companies Act, given that the absorbed companies are fully and directly owned by Banco Bilbao Vizcaya Argentaria, S.A., it is not necessary to increase the capital of Banco Bilbao Vizcaya Argentaria,
S.A.. Consequently, there is no need for the merger plan to make any mention of sections b) and c) in article 235 of the Companies Act, regarding the ratio and procedure for converting the shares of the absorbed companies, or the date as of which the new shares will grant entitlement to participate in corporate earnings. Likewise, pursuant to the conditions of the same article 250.1 of the
Companies Act, it is not necessary for the directors of the companies involved in the merger or any independent expert to draw up reports regarding the merger plan.

C. Date on which merger comes into effect for accounting purposes.

The date as of which transactions carried out by Banco de Crédito Local de
España, S.A. (Unipersonal) and BBVA Factoring E.F.C., S.A. (Unipersonal ) will be deemed to have been carried out by Banco Bilbao Vizcaya Argentaria, S.A. for accounting purposes, will be 1st January 2009.

D. Special voting rights and options.

No rights or option will be granted in the absorbing company as a consequence of the merger, as there are no holders of special classes of shares or special rights other than the shares in the absorbed companies.

E. Advantages attributable to the directors or independent experts of the absorbing company.

No advantage will be attributed in the absorbing company to the directors of any of the companies participating in the merger or to independent experts whose involvement is not necessary in this merger.

4.- Without prejudice to the proxies included in other resolutions adopted in today's AGM, and any other existing proxy, it is resolved:

To delegate to the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent, or any other Company proxy it deems pertinent, the most broad-ranging faculties required under law to implement the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the Bank of
Spain, the Financial Policy and Treasury Department (DGTPF), the Securities
Exchange Supervisor (CNMV), the entity charged with recording book entries, the governing companies of the Securities Exchanges, the Companies Registry and any
other public- or private-sector bodies that may be competent. To such ends, they may (i) establish, complete, develop, amend, remedy omissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required under law regarding the resolutions adopted by this AGM; (iii) grant any public and/or private documents they deem necessary or advisable; (iv) Grant the merger deed and any supplementary public or private documents that may be needed to make the incorporation of the absorbed companies' assets into those of the Company operative; (iv) effect settlements and guarantee the credits to creditors that oppose the merger under the terms and conditions established in the Companies
Act; (v) grant all the deeds for the inventory of goods, where applicable, or any others that may be necessary or advisable to accredit the absorbing company’s ownership over the goods and rights acquired as a consequence of the merger by absorption and achieve the filing in the public registries of any goods that require filing under the name of the absorbing company; (vi) engage in any acts that may be necessary or advisable to successfully implement the resolutions and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

Fourth resolution.-

Under this first agenda item, the re-election of the director and Company secretary, Mr José Maldonado Ramos, to his seat on the board of directors for the term established in the bylaws is submitted for AGM approval.

Likewise, pursuant to the proposal made to the board of directors by the
Appointments & Remuneration committee, the re-election of the following directors for the term established in the bylaws is submitted to the AGM: Mr
José Antonio Fernández Rivero and Mr Enrique Medina Fernández as members of the board of directors in independent directorships.

Consequently, it is proposed that the AGM adopt the following resolutions:

4.1.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr José Antonio Fernández Rivero, of full age, married, Spanish national, with address for these purposes at 81 Paseo de la
Castellana, Madrid, and tax identity document 10,776,014 E.

4.2.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr José Maldonado Ramos, of full age, married,
Spanish national, with address for these purposes at 81 Paseo de la Castellana,
Madrid, and tax identity document 1,381,560 L.

4.3.- Re-elect to a seat on the board of directors for the three year term established in the bylaws, Mr Enrique Medina Fernández, of full age, married,
Spanish national, with address for these purposes at 81 Paseo de la Castellana,
Madrid, and tax identity document 15,706,476 Y.

Pursuant to paragraph 2 of article 34 of the corporate bylaws, determine the number of directors at whatever number there are at this moment, in compliance with the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

Fifth resolution.-

As five years have ensued since the AGM, 28th February 2004, adopted its resolution under agenda item two, authorising the board of directors to increase the share capital, the following result ions are now proposed  for adoption by the AGM:

1.-  To delegate the board of directors powers as broad as may be necessary under law, to increase share capital, pursuant to article 153.1.b) of the
Companies Act, within the legal term of five years as of the date on which this
AGM is being held, up to a maximum equivalent to 50% of the Company's share capital at the time of this authority. The board of directors may increase capital on one or several occasions, for the amount it decides, by issuing new ordinary or preferred shares with or without voting rights, or shares of any other kind permitted under law, including redeemable shares with or without a share premium at issue. The board of directors may establish the terms and conditions of the capital increase, determining the nominal value of the shares to be issued, their countervalue being payable in cash; the share specifications and any possible privileges they may confer; the attribution of the right to redemption and its terms and conditions, and the Company's right to redemption.
Calculations to determine the limit of the maximum amount that may be availed at any time (in terms of consuming the available limit), shall include the amount of the capital increases that, where applicable and in order to cover the conversion of debentures, may be made pursuant to the resolution adopted under agenda item six of the AGM, 14th March 2008.

To attribute the power to the board of directors to exclude pre-emptive subscription rights on the share issues made under this authority, pursuant to article 159.2 of the Companies Act.

Likewise, to attribute to the board of directors the power to freely offer the shares not subscribed within the pre-emptive subscription period(s), when any such period is granted, and to establish that in the event of incomplete subscription the capital will be increased by the amount effectively subscribed, pursuant to article 161.1 of the Companies Act and the new wording of article 5 of the corporate bylaws.

All this will be done pursuant to applicable legal and bylaw provisions at any time, and conditional on obtaining due permits.

2.- Likewise, it is resolved to request the listing of any shares that may be issued by virtue of the above resolution for trading on domestic and international securities exchanges on which the Bank shares are listed at the time when each capital increase is made, subject to compliance with any applicable regulations. To such end, the board of directors is given authority, with express powers to substitute itself through the Executive committee or the director(s) or Company proxy(ies) it deems pertinent, to grant any documents and engage in any acts that may be necessary, including any act, declaration or arrangement before the competent authorities of the United States of America for the listing of the shares represented as ADSs or any other competent authority.

3.- Likewise, to authorise the board of directors, in compliance with article
141 of the Companies Act, to pass on to the Executive committee the powers delegated to it by the AGM regarding the aforementioned resolutions, with express authority for substitution by the chairman of the board (CEO), the chief operating officer (COO) or any other director or proxy of the Bank.

Sixth resolution.-

To increase by €50,000,000,000 (FIFTY BILLION EUROS) the maximum nominal amount established by AGM resolution, 18th March 2006 under its agenda item three, and increased by the AGM, 16th March 2007 under its agenda item three and the AGM,
14th March 2008 under its agenda item five, against which the board of directors is authorised, subject to applicable legal provisions and conditional on obtaining due permits, within a maximum legal period of five years as of the first date mentioned above, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, to issue any kind of debt instruments, documented in debentures, any class of bonds, promissory notes, any class of covered bonds, warrants, totally or partially convertible for equity that the Company or another company may have already issued, or payable by cash settlement, or any other senior or secured nominative or bearer fixed-income securities (including covered bonds secured by a mortgage portfolio) in euros or any other currency, that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. Consequently, the total maximum nominal amount authorised is €235,000,000,000 (TWO-HUNDRED AND THIRTY-FIVE BILLION EUROS).

Likewise, to authorise the board of directors, under the same terms and conditions established under the afore-mentioned AGM resolutions, 18th March
2006, 16th March 2007 and 14th March 2008, to establish and determine, in the manner it deems most advisable, the other conditions inherent to each issue, with regard to the fixed, floating or indexed interest rate, issue price, nominal value of each certificate, its representation in single or multiple certificates or in book entries, form and date of redemption, and any other aspects related to the issue. To authorise the board of directors to request listing of the securities issued from the official exchanges and other competent bodies, subject to the standards for admission, listing and de-listing, putting up such guarantees or covenants as required under prevailing legal provisions, and to determine any extremes not envisaged hereunder or under the resolution of the AGMs, 18th March 2006, 16th March 2007 and 14th March 2008. Also, to empower the board of directors, pursuant to article 18 of the Companies Act, to in turn delegate the powers that the AGMs conferred on it under the afore-mentioned resolutions, to the Executive committee, with express powers to in turn delegate these to the chairman of the board of directors, the chief operating officer or any other Company director or proxy.

Seventh resolution.-

1.- Repealing the part not executed from the resolution adopted at the Annual
General Meeting, 14th March 2008, to authorise the Bank, directly or through any of its subsidiaries, for a maximum of eighteen months as of the date of this present AGM, to purchase Banco Bilbao Vizcaya Argentaria, S.A. shares at any time and on as many occasions as it deems appropriate, by any means permitted by law. The purchase may be charged to the year’s earnings and/or to unrestricted reserves and the shares may be sold or redeemed at a later date. All this shall comply with article 75 and concordant of the Companies Act.

2.- To approve the limits or requirements of these acquisitions, which shall be as follows:

- The nominal value of the shares acquired, added to those that the Bank and its subsidiaries already own, may at no time exceed five percent (5%) of  the Banco
Bilbao Vizcaya Argentaria, S.A. share capital, or, where applicable, the maximum amount authorised under applicable legislation at any time. In all cases, such acquisition will respect the limits on treasury stock established by the regulatory authorities on the markets where Banco Bilbao Vizcaya Argentaria,
S.A. shares are listed for trading.

- A restricted reserve be charged to the Bank's net total assets on the balance sheet equivalent to the sum of treasury stock booked under Assets. This reserve must be maintained until the shares are sold or redeemed.

- The stock purchased must be fully paid up.

- The purchase price will not be below the nominal price nor more than 20% above the listed price or any other price associated to the stock on the date of purchase. Operations to purchase treasury stock will comply with securities markets’ standards and customs.

3.- Express authorisation is given to earmark all or some of the shares purchased by the Bank or any of its subsidiaries hereunder for Company workers, employees or directors when they have an acknowledged right, either directly or as a result of exercising the option rights they hold, as established in the final paragraph of article 75, section 1 of the Companies Act.

4.- To reduce share capital in order to redeem such treasury stock as the Bank may hold on its Balance Sheet, charging this to profits or unrestricted reserves and for the amount which is appropriate or necessary at any time, up to the maximum value of the treasury stock held at any time.

5.- To authorise the board, in compliance with article 30c) of the company bylaws, to implement the above resolution to reduce share capital, on one or several occasions and within the maximum period of eighteen months from the date of this AGM, undertaking such procedures, processes and authorisations as necessary or as required by the Companies Act and other applicable provisions.
Specifically, the board is delegated, within the deadlines and limits established for the aforementioned implementation, to establish the date(s) of each capital reduction, its timeliness and appropriateness, taking into account market conditions, listed price, the Bank’s economic and financial position, its cash position, reserves and business performance and any other factor relevant to the decision. It may specify the amount of the capital reduction; determine where to credit said amount, either to a restricted reserve or to freely available reserves, where relevant, providing the necessary guarantees and complying with legally established requirements; amend article 5 of the corporate bylaws to reflect the new figure for share capital; request de-listing of any redeemed stock and, in general, adopt any resolutions that may be necessary regarding this redemption and the consequent capital reduction, designating the people able to formalise these actions.

Eighth resolution.-

8.1.  Settlement Of The 2006-2008 Long-Term Share-Remuneration Plan

1. It is hereby reported that the Bank's board of directors, in use of the authority conferred by the Company's AGM, 18th March 2006 under agenda item six, adopted due resolutions to formalise the terms and conditions of the 2006-2008 long-term share-remuneration plan with respect to aspects not determined by the
AGM. It approved the regulations of the plan, which were filed as a relevant event, 21st April 2006; it resolved to amend the composition of the bank peer group in the light of corporate activities affecting it, adjusting the plan's coefficients downwards so that no distortions were brought into its implementation; and given that BBVA at the end of the plan ranked as the bank with the third highest TSR (total shareholders' return) over the period from 1st
January 2006 to 31st December 2008 in comparison with its European peer banks, such that the multiplier established for third ranking, ie, 1.42,  had to be applied to the number of theoretical shares allocated to each of the beneficiaries, it approved the settlement of the 2006-2008 long-term share-remuneration plan, determining that the number of Banco Bilbao Vizcaya
Argentaria, S.A. shares deliverable to each of the executive directors and to the rest of the members sitting on the Management at 31st December 2008, was as follows:

              Theoretical shares  Multiplier   BBVA shares
                            allocated
Chairman & CEO                320,000       1.42 454,400
President & COO                270,000       1.42 383,400
Company Secretary              100,000       1.42 142,000
Other members of the
Management committee         1,124,166       1.42    1,596,316
Other beneficiaries          7,901,302       1.42   11,219,848

2.- To confer authority on the board of directors, with express powers to substitute itself through the Executive committee, such that, in the manner it deems advisable, it settle and execute the long-term plan for delivery of shares, adopting any resolutions and signing any public or private documents that may be advisable or necessary for its full effectiveness, with powers to correct, rectify, amend or substitute this resolution and, in particular, but not limited to, the following:

(a) Execute and settle the long-term plan for delivery of shares when it considers it suitable and in the specific manner it deems appropriate within the first half of 2009.
(b) Draw up, subscribe and present any supplementary documents and communications that may be necessary or advisable before any public or private body in order to settle and execute the long-term share delivery plan.
(c) Engage in any action, declaration or arrangement with any public or private, domestic or international body or entity to obtain any permit or verification needed to settle and execute the long-term plan for the delivery of shares.
(d) Draw up and publish any announcements that may be necessary or advisable.
(e) Draw up, subscribe, grant and, where applicable, certify any kind of document regarding the long term plan for the delivery of shares.
(f) And, in general, engage in any acts and subscribe any documents that may be necessary or advisable for the settlement and successful completion of the long-term plan for the delivery of shares and the resolutions adopted previously.

8.2. Approval for its application by the Bank and its subsidiary companies of a
Programme for Variable Remuneration In Shares for the years 2009 to 2010.

1.- Approve, for the effects of article 130 of the Companies Act, the additional provision four of the Companies Act and other applicable legislation, a pluri-annual programme for variable remuneration in shares, addressed to the members of the Banco Bilbao Vizcaya Argentaria, S.A. Group management team
(hereinafter, the  “Programme for Variable Remuneration in Shares” or the
"Programme") under the following basic terms and conditions:

(a) Description The Programme for Variable Remuneration in Shares will comprise the promise to deliver ordinary Banco Bilbao Vizcaya Argentaria, S.A. shares to the members of the Banco Bilbao Vizcaya Argentaria, S.A.management team
(including the executive directors and members of the BBVA Management committee)
on a specific date and with the basic terms and conditions established below.
This Programme is based on the allocation to beneficiaries of a number of units as a function of their level of responsibility, which will serve as the basis for calculating how many BBVA shares will be delivered, if any, at the end of the Programme.
The number of BBVA shares to be given to each beneficiary at the end of the
Programme, should the conditions established be met, will be determined by multiplying the number of units assigned by a ratio of between 0 and 2, as a function of the comparative performance of the Bank’s TSR (total shareholders’
return, ie, revaluation of the share plus dividends) during the Programme against the TSR of 18 European peer banks.

The peer banks are:

BNP Paribas, Société Genérale, Deutsche Bank, Unicredito Italiano, Intesa San
Paolo, Banco Santander, Credit Agricole, Barclays, Lloyds TSB Group+HBOS, The
Royal Bank of Scotland, UBS, Credit Suisse, HSBC, Commerzbank, Citigroup, Bank
of America, JP Morgan Chase, Wells Fargo.

(b) Beneficiaries: The Pluri-Annual Variable Remuneration Programme in Shares is
addressed to those considered to be members of the Banco Bilbao Vizcaya
Argentaria, S.A. Group (including executive directors and members of the BBVA
Management committee) when this Programme comes into force, with the exception of executives who have a special reward scheme. The estimated initial number of
Programme beneficiaries is 2,200 people; however, more people may join the
Programme and some may leave whilst it is in force.
(c) Duration: The Programme will come into force on 15th April 2009, ending 31st
December 2010, and will be settled before 15th April 2011, without detriment to the possibility of anticipated settlement that may be established in the ramification of this resolution.
(d) The maximum number of Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Programme for Variable Remuneration in Shares: The maximum number of
Banco Bilbao Vizcaya Argentaria, S.A. shares included in the Programme for
Variable Remuneration in Shares is 15m ordinary shares, representing  0.40% of the current Banco Bilbao Vizcaya Argentaria, S.A. share capital. Of this number, a maximum of 930,000 ordinary shares (representing 0.025% of the share capital)
may be earmarked for executive directors and 1,700,000 ordinary shares
(representing 0.045% of the share capital) may be earmarked for other members of the Management committee other than the executive directors.
(e) Coverage: The Company may put shares that comprise or come to comprise its treasury stock into covering the Programme for Variable Remuneration in Shares or it may use any other suitable financial instrument that the Company may determine for such purpose.

2.- Confer authority on the Company's board of directors, with express powers to delegate this, to implement, whenever and however it deems advisable, to develop, formalise, execute and settle the Variable Remuneration Programme in
Shares, adopting any resolutions and signing any public or private documents that may be necessary or advisable for its full effectiveness. The board will also have powers to remedy, rectify, modify or supplement this resolution and, in particular, but not limited to, the following:

(a) Implement the Programme for Variable Remuneration in Shares when it deems it advisable and in the specific form it deems appropriate.
(b) Develop and establish the specific terms and conditions for the Programme for Variable Remuneration in Shares with respect to everything not envisaged in this resolution. This includes, but is not limited to, establishing the events in which the Programme for Variable Remuneration in Shares would be settled early and declaring the compliance with the conditions that may, where applicable, be linked to such early settlement.
(c) Draw up, subscribe and present any additional communications and documentation that may be necessary or advisable before any public or private body in order to implement and execute and settle the Programme for Variable
Remuneration in Shares, including, where necessary, the corresponding protocols.
(d)  Engage in any action, declaration or arrangement with any public or private, domestic or international body or entity or registry to obtain any permit or verification needed to implement, settle and execute the Programme for
Variable Remuneration in Shares.
(e) Negotiate, agree to and sign counterparty and liquidity contracts with the financial institutiones it freely designated, under the terms and conditions it deems suitable.
(f) Draw up and publish any announcements that may be necessary or advisable.
(g) Draw up, subscribe, grant and, where applicable, certify any kind of document relating to the Programme for Variable Remuneration in Shares.
(h)  Adapt the contents of the Programme to the circumstances or corporate operations that may occur during its term, relating both to BBVA and the 18 peer banks mentioned in the description of the Programme, such that it remains under the same terms and conditions.
(i) And, in general, engage in any acts and sign any documents that may be necessary or advisable for the validity, efficacy, implementation, development, execution, settlement and success of the Programme for Variable Remuneration in
Shares and the previouisly adopted resolutions.

Ninth resolution.-

To re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated financial Group for 2009. The firm's offices are registered in Madrid, at 1 Plaza Pablo Ruiz Picasso - Torre Picasso,
and its tax code is B-79104469; it is filed with the Official Registry of
Auditors of Accounts in Spain under number S-0692, and with the Madrid Companies
Registry under tome 13,650, folio 188, section 8, sheet M-54414.

Tenth resolution.-

To delegate to the board of directors, with express powers to substitute itself through the Executive committee or the director(s) it deems pertinent, the most broad-ranging faculties required under law for the fullest implementation of the resolutions adopted by this AGM, making any arrangements necessary to obtain due permits and/or filings from the Bank of Spain, the Financial Policy & Treasury
Department (DGTPF), the Stock Exchange Supervisor (CNMV), the entity charged with recording book entries, the Companies Registry and any other public- or private-sector bodies. To such ends, they may (i) establish, complete, develop, amend, remedy ommissions and adapt the aforementioned resolutions according to the verbal or written qualifications of the Companies Registry and any competent authorities, civil servants or institutions; (ii) draw up and publish the announcements required by law; (iii) grant any public and/or private documents they deem necessary or advisable; and (iv) engage in any acts that may be necessary or advisable to successfully implement them and, in particular, to have them filed at the Companies Registry or in other registries in which they may be fileable.

Likewise, it is hereby acknowledged that after the holding of the Annual General
Shareholders’ Meeting and the approval of the fourth point of the Meeting’s
Agenda, the Company has re-elected Mr. José Antonio Fernández Rivero, Mr. José
Maldonado Ramos and Mr. Enrique Medina Fernández as Members of the Board of
Directors for the statutory term. Consequently, and in accordance with the second paragraph of article 34 of the Company Bylaws, the number of Board
Members has been determined to be that of thirteen (13) and the composition of which being as follows:

Chairman and CEO:

Mr. Francisco González Rodríguez

President and COO:

Mr. José Ignacio Goirigolzarri Tellaeche

Members of the Board:

Mr. Tomás Alfaro Drake
Mr. Juan Carlos Álvarez Mezquíriz
Mr. Rafael Bermejo Blanco
Mr. Ramón Bustamante y de la Mora
Mr. José Antonio Fernández Rivero
Mr. Ignacio Ferrero Jordi
Mr. Román Knörr Borrás
Mr. Carlos Loring Martínez de Irujo
Mr. José Maldonado Ramos (Company Secretary)
Mr. Enrique Medina Fernández
Ms. Susana Rodríguez Vidarte

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 03/13/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer